Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 12, 2014

BY EDGAR AND COURIER

Mr. Michael R. Clampitt

Senior Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trade Union Bancorp Inc.

Draft Registration Statement on Form S-1

Submitted August 1, 2014

CIK No. 0001615368

Dear Mr. Clampitt:

On behalf of First Trade Union Bancorp Inc. (the “Company”), this letter is in response to your letter, dated August 27, 2014 (the “Comment Letter”), to Michael A. Butler, relating to the Company’s draft registration statement on Form S-1 (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on August 1, 2014. The Company is concurrently submitting on EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are supplementally providing a copy of Amendment No. 1 marked to show changes from the Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 1.

Overview, page 1

1.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante     Amsterdam    Baltimore    Beijing    Brussels    Caracas    Colorado Springs    Denver    Dubai    Dusseldorf    Frankfurt    Hamburg    Hanoi    Ho Chi Minh City    Hong Kong    Houston    Johannesburg    London    Los Angeles    Luxembourg    Madrid    Miami    Milan    Moscow    Munich    New York    Northern Virginia    Paris    Philadelphia    Prague    Rio de Janeiro    Rome    San Francisco    São Paulo    Shanghai    Silicon Valley    Singapore    Tokyo    Ulaanbaatar    Warsaw    Washington DC    Associated offices: Budapest    Jakarta    Jeddah    Riyadh    Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	September 12, 2014

The Company has not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. The broker/dealer participating in the Company’s offering has confirmed to the Company that it has not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide a consent from your independent accountant in your next amendment.

The Company has revised the Registration Statement to update the financial statements as required by Rule 3-12 of Regulation S-X. The Company will file a consent from its independent accountant with the public filing of the Registration Statement.

3.	Please revise to disclose the following:

•	The date the bank was organized;

•	The date the company was organized;

•	The current owners of the company and when they became the owners; and,

•	The reason(s) why they intend to sell the majority of their stake.

The Company acknowledges the Staff’s comment and has included the requested information on pages 1, 2, 31 and 32 of Amendment No. 1.

Our Business Lines

Lending, page 2

4.	We note your disclosure on page 3 that you began making yacht loans in 2009. Please add a discussion in Risk Factors that describes this relatively new segment of your business and consider explaining that because of the newness of this program, past performance regarding defaults may not be indicative of future patterns.

The Company acknowledges the Staff’s comment and has included a risk factor for its yacht loan segment on page 14 of Amendment No. 1.

Risk Factors

Risks Related to Our Business

The New England Carpenters’ Combined Funds and the Empire State Carpenters’ Pension Fund…, page 9

5.	We note that you have entered into deposit retention agreements with each of the Funds whereby they have agreed to maintain certain savings and demand deposit accounts with the Bank for a period of not less than three years following the completion of the offering. Please file these agreements as exhibits to your registration statement or explain why you are not required to do so.

The Company acknowledges the Staff’s comment and will file executed copies of the deposit retention agreements with a future amendment to the Registration Statement prior to effectiveness.

Securities and Exchange Commission	- 3 -	September 12, 2014

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud, page 13

6.	Add a statement to this section disclosing that as an emerging growth company, you will not be required to obtain an audit of your internal control over financial reporting.

The Company acknowledges the Staff’s comment and has included the requested information on page 13 of Amendment No. 1.

Dilution, page 27

7.	Revise to include a table showing the difference between your existing stockholders and new investors with respect to the number of shares of your common stock purchased, the total consideration paid for those shares, and the average price per share paid by your existing stockholders and to be paid by the new investors in the offering.

The Company acknowledges the Staff’s comment and has included the requested table on page 29 of Amendment No. 1. The Company is determining the average price per share paid by existing stockholders and will include such information in the table in a future amendment to the Registration Statement prior to effectiveness.

Business

Our Markets, page 30

8.	Please revise to indicate the number of branch banking and ATM locations you maintain.

The Company acknowledges the Staff’s comment and has included the requested information on page 33 of Amendment No. 1.

Loans

Loan Portfolio Concentrations, page 35

9.	We note you have a material balance of large credit relationships > $2 million to $4 million and > $4 million to $8 million. Please consider revising your next amendment to include credit trend information (past due loans, non-accrual loans, net charge-offs, etc.) related to this concentration of large credit relationships in the periods presented.

The Company acknowledges the Staff’s comment and has included the requested information on pages 38 and 39 of Amendment No. 1.

Employees, page 38

10.	We note your disclosure that you have been anticipating a recapitalization transaction. If you consider the current offering to be part of the recapitalization, please add disclosure in the Summary that supplements your existing disclosure and clearly explains the steps and process of the recapitalization.

The Company acknowledges the Staff’s comment and has deleted reference to a recapitalization transaction on page 41 of Amendment No. 1.

Securities and Exchange Commission	- 4 -	September 12, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Financial Condition at March 31, 2014 and December 31, 2013 and 2012, page 41

11.	You disclose that you generally do not originate loans with the intent to sell. You also disclose that you transferred $34.2 million, $33.5 million, and $3.0 million of loans to loans held for sale during 2014, 2013, and 2012, respectively. Please revise your next amendment to include more details surrounding these transfers, including the reason for the change in intent, and if any material gains or losses were recognized on the transfers.

The Company acknowledges the Staff’s comment and has included the requested information on page 44 of Amendment No. 1.

Management

Directors Immediately Following the Completion of this Offering, page 62

12.	In addition to the disclosure on page 62 listing when each director was appointed, please disclose in each director biography the year that they joined the board.

The Company acknowledges the Staff’s comment and has revised each director’s biography in Amendment No. 1 to include the requested information.

Executive Officers, page 65

13.	We note that you have not yet hired a chief financial officer. Please explain whether someone is currently serving in the role as interim chief financial officer.

The Company hired a chief financial officer on August 7, 2014 and has revised and updated the Registration Statement as appropriate. Nobody served as interim chief financial officer prior to the hiring of the new chief financial officer.

Code of Business and Ethics, page 67

14.	We note that in this section and throughout the registration statement, you mention actions that will be taken prior to the completion of the offering. Please continue to review and update the registration statement as necessary to disclose when these anticipated actions have been carried out.

The Company acknowledges the Staff’s comment and has revised and updated the Registration Statement as appropriate, and will continue to do so in future amendments prior to effectiveness.

Principal and Selling Stockholders, page 81

15.	Even though none of your directors and officers beneficially own shares of common stock, please include a table listing each named executive officer and director’s ownership. Refer to Item 403(b) of Regulation S-K. Please also include a column showing the number of shares that they have indicated that they would like to purchase in the offering.

The Company acknowledges the Staff’s comment and has included the requested information on page 87 of Amendment No. 1.

Securities and Exchange Commission	- 5 -	September 12, 2014

16.	Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

The Company confirms that no selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Each of the selling stockholders has represented that it acquired its securities as an investment.

17.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Not applicable. Please see the Company’s response to comment 16 above.

18.	If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Not applicable. Please see the Company’s response to comment 16 above.

19.	Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Not applicable. Please see the Company’s response to comment 16 above.

20.	With respect to each selling stockholder, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

The Company acknowledges the Staff’s comment and has included the requested information on in footnotes (2) and (3) to the beneficial ownership table on page 87 of Amendment No. 1.

Description of Capital Stock, page 94

21.	You may not qualify your discussion of the material terms of your capital stock by reference to applicable law. Please revise.

The Company acknowledges the Staff’s comment and updated the disclosure on page 99 of Amendment No. 1 accordingly.

*        *        *

Securities and Exchange Commission	- 6 -	September 12, 2014

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Draft Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5671 or Gregory F. Parisi at (202) 637-5524. We thank you in advance for your attention to the above.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc:	Michael A. Butler, First Trade Union Bancorp Inc.

Gregory F. Parisi, Hogan Lovells US LLP